EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the “Company” or “Mogo”)

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

December 13, 2021

Item 3. News Release

A news release was disseminated on December 13, 2021 via BusinessWire.

Item 4. Summary of Material Change

On December 13, 2021, the Company announced that it closed its previously announced sale to certain institutional investors of an aggregate of 6,111,112 common shares of the Company (each a “Common Share”) and warrants to purchase up to an aggregate of 3,055,556 Common Shares (each whole warrant, a “Warrant” and each Common Share and one-half of one Warrant, a “Unit”) at a purchase price of US$4.50 per Unit in a registered direct offering (the “Offering”). The aggregate gross proceeds to the Company were approximately US$27.5 million, and after deducting the placement agent’s fees and the estimated expenses of the Offering, the net proceeds from the Offering will be approximately US$25.3 million.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On December 13, 2021, the Company announced that it closed its previously announced sale to certain institutional investors of an aggregate of 6,111,112 Units at a purchase price of US$4.50 per Unit in the Offering. The aggregate gross proceeds to the Company were approximately US$27.5 million, and after deducting the placement agent’s fees and the estimated expenses of the Offering, the net proceeds from the Offering will be approximately US$25.3 million.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering, and Raymond James and BTIG acted as financial advisors to Mogo in connection with the Offering.

Each Warrant issued by Mogo entitles its holder to acquire one common share of the Company (each, a “Warrant Share”) at an exercise price of US$4.70 per Warrant Share, which will be exercisable six months following the closing of the Offering, and has a term of 36 months following the initial exercise date.

Mogo intends to use the net proceeds from the Offering for working capital purposes and for potential future acquisitions of or investments in synergistic or strategic businesses, including (but not limited to) the exercise of warrants currently held by Mogo and the acquisition of or investments in businesses in the cryptocurrency space.

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The Common Shares, Warrants and the Warrant Shares were offered pursuant to a “shelf” registration statement on Form F-10 (File No. 333-254791) previously filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 and declared effective by the SEC on April 15, 2021. The offering of the Common Shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement to the Company’s base shelf prospectus dated April 15, 2021 was also filed with the provincial securities regulatory authority in British Columbia.

The Units were offered and sold in the United States only. No securities were offered or sold to Canadian purchasers.

The Company relied on the exemption set forth in Section 602.1 of the Toronto Stock Exchange (the “TSX”) Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-604-659-4380.

Item 9. Date of Report

December 23, 2021.

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